Filed by Umpqua Holdings Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Umpqua Holdings Corporation
Commission File No.:  001-34624
Date:  October 12, 2021

The following email was sent from Cort L. O’Haver, President and Chief Executive Officer, to employees of Umpqua Holdings Corporation on October 12, 2021.

Hi all,

I want to share some exciting news regarding the future of our company. Today, we’re pleased to announce that Umpqua Bank and Columbia Bank have agreed to come together in an all-stock combination to create the West Coast’s leading regional bank. We believe that together we’ll be able to accelerate Umpqua’s strategy to become the Business Bank of Choice in the West and position us even better to support our customers and communities.

We believe this partnership will be a powerful one. Together, we’ll create one of the largest regional banks on the West Coast and the 27th largest bank in the country, with more than $50 billion in assets. Our combined company will bring together unparalleled talent and provide us with the scale, resources, and flexibility to create more opportunities for our associates, customers, communities and shareholders far more quickly than we could on our own.

This announcement represents a true partnership and a great match. Like Umpqua, Columbia is a strong and respected bank in our region with a team of incredibly talented bankers. They have more than 150 locations across Washington, Oregon, California and Idaho. And Columbia’s strengths are a terrific complement to ours. For example, their strong commercial expertise will augment our middle market and retail practices, and our leasing business will enhance Columbia’s healthcare business.

Beyond the exciting growth opportunities, what really makes the two organizations a match is our complementary culture and values. Most importantly, our two companies celebrate a deep commitment to people, to building relationships with associates, customers and communities to create economic vitality and opportunity.

As a larger organization with more financial resources, we’ll also be able to increase our investments in technology, enabling us to leverage even more sophisticated tools to serve customers and broaden our reach to new markets.

Columbia shares our passion for relationship-style banking and for serving customers and communities at the highest level. Like us, their associates actively invest their time, talent, and resources to make their communities better places to live and work. As a combined company, we intend to build on our complementary cultures and increase our support of communities throughout our expanding footprint. As just one example of this steadfast commitment, I’m pleased to share that Umpqua and Columbia will together contribute $20 million to our combined charitable foundation once the deal closes.

While we’re excited about the opportunity to bring our two organizations together, it’s important to remember that today is just the first step. Until this merger closes, which we expect to take place in mid-2022, Umpqua and Columbia will continue to operate as separate independent companies. Simply stated, it’s business as usual as we stay focused on serving our customers and communities at the highest level.

After the merger closes, which we expect to occur mid next year, Columbia’s CEO, Clint Stein, will become CEO of our combined company and I will become Executive Chair of its Board. I’ve gotten to know Clint quite well through the discussions that led up to today, and I can’t think of a better leader. We’ll operate with a combined executive team featuring leaders from both organizations and a blended board, with seven members each from Umpqua and Columbia.

The branding and headquarters of our combined company also reflect the true partnership we’re creating. The combined bank will be named Umpqua Bank, headquartered in the greater Portland metropolitan area, and the name of our holding company will be Columbia Banking System, Inc., headquartered in Tacoma, Washington.

Blending our business and Columbia’s will require great partnership, and great partnerships are built on a foundation of transparency. To that end, I want to share what you can expect in the next few days. While there are many details still to be worked out, we’re committed to keeping you informed at every step. In the meantime, you’ll find much more detail in the attached associate packet, which includes an overview of this partnership, more information about Columbia, an associate FAQ and a customer FAQ. I also encourage you to follow along on the Insider, where you’ll find detailed FAQs as well as a link to share comments and questions.

Later this morning at 8:30 a.m., Tory and I will also be sharing more with you during our all-hands call –look for an invitation from me.

Today is a big day and I appreciate the incredible hard work that’s gotten us to this point and put us in such a strong position for the future as we move forward together with Columbia. It’s likely this announcement will lead to increased interest in Umpqua. As always, it’s important that we continue to speak with one voice. Please continue to follow our media relations policy and direct any media inquiries to our communications team at marketingcommunications@umpquabank.com.

On behalf of the entire management team, I want to thank you for your tireless energy and commitment to Umpqua. This is an exciting time for our company and I hope you’re as enthusiastic about the future as I am.

Cort

FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia.  Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction.  Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR  97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION
Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC.  Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC.  Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction.  Free copies of this document may be obtained as described in the preceding paragraph.